

Mail Stop 4631

March 10, 2017

Via E-mail
Salvador Rosillo
Chief Executive Officer
HempAmericana, Inc.
78 Reade Street, 4F (Bell 7)
New York, NY 10007

> **Re:** **HempAmericana, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 21, 2017**
> **File No. 024-10642**

Dear Mr. Rosillo:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated December 15, 2016. We note that Item 4 indicates that you are offering 1,000,000,000 shares of Class A Common Stock. However, you have disclosures that you are offering 4,000,000,000 shares of Class A Common Stock. We also note that Item 1 indicates that you have 151,560,840 shares of Class A Common Stock issued and outstanding. However, page 10 indicates that you have 489,060,840 shares of Class A Common Stock issued and outstanding. Please reconcile these inconsistencies.

2. We note that you have entered into a Securities Purchase Agreement with Blackbridge Capital, LLC ("Blackbridge") in March 2016 and your Form 1-A was filed in November 2016. Please disclose the material terms of the Securities Purchase Agreement including, the purchase price for the shares of Class A Common Stock, termination rights and the term of

the agreement. Please also clarify Blackbridge's obligation to purchase shares of Class A Common Stock. Please provide your analysis of how the Securities Purchase Agreement and the offering comply with Rule 251(d)(i) of Regulation A. We may have additional comments.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction